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                             November 9, 2023

       Fu-Feng Kuo
       Chief Executive Officer
       Jyong Biotech Ltd.
       23F, No. 95, Section 1, Xintai 5th Road,
       Xizhi District, New Taipei City,
       Taiwan, 221

       Jyong Biotech Ltd.

                                                        Re: Jyong Biotech Ltd.
                                                            Amended
Registration Statement on Form F-1
                                                            Filed October 18,
2023
                                                            File No. 333-274042

       Dear Fu-Feng Kuo:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 14, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. On September 13, 2023 we delivered oral comments to be addressed in your filing. Given that the comments were
not adequately addressed, we are reissuing the comments. We
                                                        will be issuing
additional oral comments in our call on November 13, 2023. In your next amendment, please
address all oral comments.
   2. Please revise your discussion to remove all statements of safety and efficacy. Statements indicating or implying
safety and/or efficacy are within the sole authority of the FDA or equivalent foreign
regulator. Such statements include, but are not limited to the
 Fu-Feng Kuo
FirstName LastNameFu-Feng   Kuo
Jyong Biotech Ltd.
Comapany 9,
November  NameJyong
             2023     Biotech Ltd.
November
Page 2    9, 2023 Page 2
FirstName LastName
         following:

                The pooled study results of our phase III clinical trials on MCS-2 show that the primary endpoint ...has reached statistical significance and exhibited safety safety profile.
                MCS-2 has a powerful antioxidant capacity and can reduce inflammatory cytokines.
              It takes effect by reducing oxidative stress and inflammation and has a dose-
              responsive effect.

         You may describe the objective results of your clinical trials, including the changes in I-
         PSS scores experienced by participants in your trials, the p values of any statistical analyses performed and the lack of any serious adverse events. You may not indicate that the results indicate that your product candidate is effective and/or safe.


3. We note your response to our prior comment 2 stating that the active constituents in MCS-
         2 are carotenoids. Please also identify the specific carotenoids.
4. We note your response to our prior comment 6 and your disclosure on page 98. Please also include more prominent disclosure in the Summary and Risk Factor sections conveying the challenges of developing a botanical drug and how rare it is to obtain FDA approval. Your disclosure should including the number of botanical drugs that have received FDA approval and when the most recent one was approved. Your risk factor should discuss the fact that quality control of botanical drugs is more complex due to the variability of botanical raw materials, ensuring such consistency presents a scientific and regulatory challenge for any company developing a botanical drug and any specific challenges you have encountered.
Risk Factors, page 10

5. Include a risk factor discussing your going concern opinion, your outstanding debt and annual debt service obligations. To the extent that you intend to use proceeds from the offering to make debt service payments, please disclose this information here and in your
         Use of Proceeds section.
We have been involving in legal proceedings..., page 28

6. We note your response to our previous comment 5 specifically regarding your appeal to the court's recent judgement in favor of the plaintiff ordering you to pay RMB12.0 million plus interest and expenses and your disclosure on page 82 stating that you would need additional resources to pay the settlement in the future. Please discuss how the company plans to pay the settlement if the judgement is not overturned. To the extent you would use proceeds from the offering to pay any settlements, please include disclosure to this effect and update your Use of Proceedssection.
 Fu-Feng Kuo
Jyong Biotech Ltd.
November 9, 2023
Page 3
We rely on third parties to supply the drug raw materials for our developing and manufacturing activities..., page 48

7. We note your statement that your drug raw materials are supplied by multi-source suppliers. Given that comparability is a critical issue for botanical drugs and you are performing additional tests related to assessing the comparability of API-1 and API-2, revise your disclosure to clarify that you performed your clinical trials of MCS-2 manufactured with API-1 and discuss the potential consequences if API-2 is determined to not be comparable.
Use of Proceeds, page 66

8. Clarify the stage of the development process you expect to achieve for each of your product candidates with the proceeds from this offering.
General and Administrative Expenses, page 80

9. We note your disclosure indicating that you expect costs to increase when you become a public company and your NDA "for new drug candidate, MCS-2, is approved by the US
      FDA." It is not appropriate to assume or predicted that your product candidate will be approved. Please revise your disclosure accordingly. Similarly, revise page 82.
Overall summary and conclusions, page 109

10. Please delete the statement that the phase II clinical studies of MCS-2 indicated favorable data to support its efficacy in improving BPH/LUTS. This determination is in the sole authority of the FDA or equivalent foreign regulator. Please limit your disclosure to your objective observations.
       Please contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Doris Stacey Gama at 202-551-3188, Joseph McCann at 202-551-6262 or Suzanne Hayes at 202-
551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameFu-Feng Kuo
                                                            Division of
Corporation Finance
Comapany NameJyong Biotech Ltd.
                                                            Office of Life
Sciences
November 9, 2023 Page 3
cc:       Yang Ge
FirstName LastName